Exhibit 99.1

MKDWELL Tech Inc. Reports First Half of Fiscal Year 2024 Unaudited Financial Results

New York, Dec. 31, 2024 (GLOBE NEWSWIRE) — MKDWELL Tech Inc. (the “Company”, “we”, “our”, or “us”) (Nasdaq: MKDW), a business company incorporated in the British Virgin Islands (“BVI”) with operations in Mainland China and Taiwan, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial Highlights

●	Total revenues in the first half of 2024 were US$0.81 million, representing a decrease of 61.3% from US$2.10 million in the same period of 2023.
●	Gross profit in the first half of 2024 was US$0.07 million with a gross profit margin of 8.2%, compared to US$0.32 million with a gross profit margin of 15.2% in the same period of 2023.
●	Loss from operations in the first half of 2024 was US$1.54 million, representing an increase of 83.4% from US$0.84 million in the same period of 2023.
●	Net loss in the first half of 2024 was US$1.73 million, representing an increase of 77.8% from US$0.97 million in the same period of 2023.

Management Commentary

We terminated a key customer relationship in 2024, due to a mismatch in price expectation. After comprehensive business evaluation, management made the determination to terminate such customer relationship, and as a result our new customers in 2024 were primarily in the trial production stage in the first half of the year, resulting in a year-on-year decrease in sales revenue. In the first half of 2024, we incurred expenses for our Nasdaq listing, resulting in an increase in loss.

Prior to the listing of the Company on Nasdaq, the focus of the management team was preoccupied with such listing and the business combination with Cetus Capital. With the Company now having completed its business combination and listing on Nasdaq, we anticipate that the management team will lead the business team to shift the focus of work to business and customer development. In addition to adding new customer groups, we will strive to improve product quality to increase customer dependence and trust in the Company.

We completed our business combination with Cetus Capital in July 2024, as a result of which we became listed on Nasdaq, and MKDWELL Tech Inc. acquired MKDWELL Limited, a BVI business company as its wholly-owned subsidiary and an approximate 62.36% indirect equity interest in MKD Technology Inc., a Taiwan corporation and our operating subsidiary.

The unaudited condensed consolidated financial statements presented herein are those prior to the business combination which was consummated on July 31, 2024, and represents the financial statements of MKDWELL Limited and its subsidiaries, and the financial statements of Cetus Capital Acquisition Corp.

First Half 2024 Financial Results

Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income and (iv) others. Others mainly consist of electricity and technical services revenues.

Our breakdown of revenues for the six months ended June 30, 2023 and 2024 are summarized as below:

	For the six months ended June 30,		Change
	2023	2024	Amount	%
	US$	US$	US$
By revenue type
Sales of manufactured electronic products	$1,135,324	$589,231	$(546,093)	(48.1)%
Commissioned processing service	740,063	72,020	(668,043)	(90.3)%
Rental income	158,012	113,952	(44,060)	(27.9)%
Others	63,973	35,838	(28,135)	(44.0)%
Total	$2,097,372	$811,041	$(1,286,331)	(61.3)%

Our total revenues decreased by US$1.29 million, or 61.3% from US$2.10 million for the six months ended June 30, 2023 to US$0.81 million for the six months ended June 30, 2024, primarily attributable to the decrease of sales of manufactured electronic products and commissioned processing service.

Revenues from our sales of manufactured electronic products decreased by US$0.55 million, or 48.1%, from US$1.14 million for the six months ended June 30, 2023 to US$0.59 million for the six months ended June 30, 2024, which was mainly contributed to the decrease of orders and customers.

Revenues from our commissioned processing service decreased by US$0.67 million, or 90.3%, from US$0.74 million for the six months ended June 30, 2023 to US$0.07 million for the six months ended June 30, 2024, which was mainly contributed to the termination of cooperation with several major customers. The company is actively seeking new customers and has established cooperation with new customers in the second half of 2024.

Rental income decreased by US$0.05 million, or 27.9%, from US$0.16 million for the six months ended June 30, 2023 to US$0.11 million for the six months ended June 30, 2024, which was mainly due to the decrease in leasehold area resulting from the expiration of several lease contracts in the first half of 2024.

Revenues from others decreased by US$0.03 million, or 44.0%, from US$0.06 million for the six months ended June 30, 2023 to US$0.03 million for the six months ended June 30, 2024, which was mainly due to reduced electricity demand from lessees, which is in related to the reduction in leasehold area in the first half of 2024.

Cost of revenues

Cost of revenues consists primarily of (i) purchase of electronic materials, (ii) payroll, (iii) depreciation and other costs related to the business operation, (iv) inventories write-down.

Our cost of revenues decreased by US$1.04 million, or 58.2% from US$1.78 million for the six months ended June 30, 2023 to US$0.74 million for the six months ended June 30, 2024, which was primarily attributable to a decrease in labor costs with respect to commission processing service and sales of manufactured electronic products.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit decreased by US$0.25 million, or 79.0% from US$0.32 million for the six months ended June 30, 2023 to US$0.07 million for the six months ended June 30, 2024, and gross profit margin decrease from 15.2% in the first half of 2023 to 8.2% in the first half of 2024, primarily attributed to the elevated fixed costs associated with labor costs. The company is actively optimizing its workforce to mitigate labor costs.

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for sales personnel, (ii) freight expenses, (iii) rental and depreciation allocated to selling department, (iv) certain other expenses.

Our selling expenses remained relatively stable at US$0.11 million for the six months ended June 30, 2023 and 2024. Selling expenses did not decrease in line with revenue because our selling expenses composed of fixed expenses, such as salaries.

General and administrative expenses

General and administrative expenses primarily consist of: (i) professional service fees; (ii) salaries and benefits for general and administrative personnel, (iii) rental and depreciation allocated to general and administrative department, and (iv) other corporate expenses.

Our general and administrative expenses increased by US$0.48 million, or 71.7% from US$0.67 million for the six months ended June 30, 2023 to US$1.15 million for the six months ended June 30, 2024, which was primarily attributable to the increase of US$0.40 million in professional service fees for the purpose of effecting our business combination with Cetus Capital.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material and supplies expenses in relation to research and development activities, (iii) rental and depreciation allocated to the research and development department, (iv) certain other expense.

Our research and development expenses slightly decreased by US$0.03 million, or 8.3% from US$0.38 million for the six months ended June 30, 2023 to US$0.35 million for the six months ended June 30, 2024, which remained relatively steady. We continued to focus on software development to support our previously developed hardware projects.

Interest expenses, net

Interest expenses, net consists of interest expenses for bank borrowings and financing through sales and lease back, and interest income earned on cash deposits in banks.

Our interest expenses, net increased by US$0.04 million, or 32.6% from US$0.12 million for the six months ended June 30, 2023 to US$0.16 million for the six months ended June 30, 2024, which was primarily attributable to the increase of US$0.07 million in interest expense due to the newly borrowed loans from related parties, and offset by the increase of US$0.03 in interest income due to the newly lent loans to Cetus Sponsor LLC.

Other expenses, net

Other expenses, net consists of government subsidies, foreign currency exchange gain or loss, and others.

Other expense, net increased by US$0.01 million, or 266.8% from US$0.01 million for the six months ended June 30, 2023 to US$0.02 million for the six months ended June 30, 2024, which was primarily attributable to the decrease of the government subsidies.

Taxation

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Samoa

One of our subsidiaries was incorporated in Samoa and, under the current laws of Samoa, is not subject to tax on its income or capital gains. Additionally, dividend payments are not subject to withholdings tax in Samoa.

Mainland China

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

Taiwan

We are subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Net loss

As a result of the foregoing, our net loss increased by US$0.76 million, or 77.8% from US$0.97 million for the six months ended June 30, 2023 to US$1.73 million for the six months ended June 30, 2024.

Going concern and Capital Resources

Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of US$0.97 million and US$1.73 million for the six months ended June 30, 2023 and 2024, respectively. Net cash used in operating activities were US$0.34 million and US$1.53 million for the six months ended June 30, 2023 and 2024, respectively. As of June 30, 2024, our accumulated deficits were US$12.62 million, with a working capital deficit of US$4.84 million. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

We have historically depended on financing from bank, related parties and third-party investors to support our operations. Our future operations are dependent upon equity or debt financing and our ability to generate profits through operations at an indeterminate time in the future. We cannot assure that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. Our financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Exchange Rate

This press release contains translations of certain Chinese Renminbi (“RMB”) and New Taiwan dollar (“NT$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System:

	June 30, 2023		December 31, 2023		June 30, 2024
	Six months-ended spot rate	Average rate	Year-end spot rate	Average rate	Six months-ended spot rate	Average rate
US$ against RMB	US$1=RMB 7.2513	US$1=RMB 6.9283	US$1=RMB7.0978	US$1=RMB7.0803	US$1=RMB 7.2672	US$1=RMB 7.2150
US$ against NT$	US$1=NT$31.1400	US$1=NT$ 30.5542	US$1=NT$30.6200	US$1=NT$31.1525	US$1=NT$ 32.4500	US$1=NT$ 31.8992

About MKDWELL Tech Inc.

Through our operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends from research and development, design, and production to sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

For further information, please contact:

MKDWELL Tech Inc.

Email: ir@mkdwell.com

MKDWELL TECH INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2023	June 30, 2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$924,428	$271,609
Accounts receivable, net	562,058	390,617
Amounts due from a related party	14,674	14,905
Inventories, net	362,963	326,860
Prepaid expenses and other current assets, net	875,119	1,108,305
Total current assets	2,739,242	2,112,296

Non-current assets:
Intangible assets, net	299,797	409,692
Property, plant and equipment, net	3,731,403	4,424,895
Real estate properties for lease, net	2,238,577	1,099,876
Operating lease right-of-use assets, net	125,009	89,456
Financing lease right-of-use assets, net	8,523	3,330
Other non-current assets	28,453	27,235
Total non-current assets	6,431,762	6,054,484
TOTAL ASSETS	9,171,004	8,166,780

Liabilities
Current liabilities:
Short-term bank borrowings	2,726,197	2,662,649
Accounts payable	304,668	197,244
Amounts due to related parties, current	341,563	800,007
Accrued expenses and other current liabilities	2,039,329	2,311,377
Long-term bank borrowings, current portion	596,335	925,070
Operating lease liabilities, current	61,099	58,964
Total current liabilities	6,069,191	6,955,311

Non-current liabilities:
Long-term bank borrowings	2,429,465	2,028,822
Operating lease liabilities, non-current	63,910	30,492
Other non-current liabilities	273,850	478,473
Total non-current liabilities	2,767,225	2,537,787
TOTAL LIABILITIES	8,836,416	9,493,098

Commitments and Contingencies

Equity (deficit)
	-	-
Additional paid-in capital	11,464,055	11,464,055
Accumulated deficit	(11,213,083)	(12,621,494)
Accumulated other comprehensive income	344,870	511,949
MKDWELL Limited shareholders’ equity (deficit)	595,842	(645,490)
Non-controlling interests	(261,254)	(680,828)
Total equity (deficit)	334,588	(1,326,318)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$9,171,004	$8,166,780

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
Revenues	$2,097,372	$811,041
Cost of revenues	(1,778,947)	(744,282)
Gross profit	318,425	66,759

Operating expenses:
Selling expenses	(110,966)	(110,054)
General and administrative expenses	(671,706)	(1,153,323)
Research and development expenses	(376,617)	(345,332)
Total operating expenses	(1,159,289)	(1,608,709)

Loss from operations	(840,864)	(1,541,950)

Other loss:
Interest expenses, net	(124,374)	(164,912)
Other expenses, net	(5,002)	(18,348)
Total other loss	(129,376)	(183,260)

Loss before income tax expense	(970,240)	(1,725,210)
Income tax expense	-	-
Net loss	$(970,240)	$(1,725,210)
Net loss attributable to non-controlling interest	(180,266)	(316,799)
Net loss attributable to ordinary shareholders	(789,974)	(1,408,411)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	(28,506)	(102,775)
Foreign currency translation adjustment attributable to parent company	(9,874)	167,079
Total other comprehensive (loss) income	$(38,380)	$64,304

Total comprehensive loss	$(1,008,620)	$(1,660,906)
Total comprehensive loss attributable to non-controlling interest	(208,772)	(419,574)
Total comprehensive loss attributable to ordinary shareholders	(799,848)	(1,241,332)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted	26,042,934	24,443,989
Loss per share - basic and diluted	$(0.03)	$(0.06)

CETUS CAPITAL ACQUISITION CORP.

BALANCE SHEETS

	June 30, 2024	December 31, 2023
	Unaudited
ASSETS
Current assets:
Cash	$181,795	$320,971
Prepaid expenses	210	15,140
Total current assets	182,005	336,111

Non-current assets:
Cash and marketable securities held in the trust	22,127,715	60,158,872

Total assets	$22,309,720	$60,494,983

LIABILITIES
Current liabilities:
Other payable	563,254	293,748
Accrued offering costs	70,000	70,000
Franchise tax payable	16,313	179,876
Excise tax payable	387,925	-
Income tax payable	79,820	255,097
Amounts due to related parties	1,099,737	748,509
Total current liabilities	2,217,049	1,547,230

Deferred underwriting commission	2,130,500	1,725,000

Total liabilities	$4,347,549	$3,272,230

Commitments and Contingencies
Class A Common stock subject to possible redemption, $0.0001 par value; 50,000,000 shares authorized; 2,058,934 shares and 5,750,000 shares issued and outstanding, respectively as of June 30, 2024 and December 31, 2023	22,055,715	59,723,899

SHAREHOLDERS’ DEFECIT
Preferred share, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A common stock, $0.0001 par value; 50,000,000 shares authorized; 1,781,875 issued and outstanding (excluding 2,058,934 share subject to possible redemption), 1,781,875 shares issued and outstanding (excluding 2,058,934 share subject to possible redemption) as of June 30, 2024 and December 31, 2023, respectively	179	179
Class B common stock, $0.0001 par value; 4,000,000 shares authorized; none issued and outstanding	-	-
Accumulated deficit	(4,093,723)	(2,501,325)
Total shareholders’ deficit	(4,093,544)	(2,501,146)
Total liabilities, Class A Common stock subject to redemption and shareholders’ deficit	$22,309,720	$60,494,983

CETUS CAPITAL ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)

Formation and operating costs	$(207,841)	$(379,403)
Franchise tax	(194,313)	(102,567)
Loss from operation	(402,154)	(481,970)

Unrealized gain on marketable securities hold in the trust account	869,184	1,106,041
Loss of extinguishment of debt	(405,500)	-
Other income	463,684	1,106,041
Income before income taxes	61,530	624,071
Income tax expenses	(141,723)	(210,730)
Net (loss) income	(80,193)	413,341

Weighted average shares outstanding, basic and diluted	4,976,522	6,320,746
Basic and diluted net income (loss) per common share	$(0.02)	$0.06

*The condensed interim financial statements of Cetus Capital Acquisition Corp. as of June 30, 2024 and for the six months ended June 30, 2024 herein have not been audited or reviewed by Cetus Capital Acquisition Corp.’s independent registered accounting firm.